UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Takeshi Mikami
Name: Takeshi Mikami
Title: Executive Officer & General Manager, Financial Accounting Dept.

Date:    June 29, 2018

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding the Filing of an Annual Report on Form 20-F

with the U.S. Securities and Exchange Commission

TOKYO, June 29, 2018 --- Sumitomo Mitsui Financial Group, Inc. (the “Company”, President and Group Chief Executive Officer: Takeshi Kunibe) hereby announces that, on June 28, 2018 (Eastern Daylight Time), the Company filed an annual report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

A copy of the annual report on Form 20-F can be viewed and obtained at the Company’s website at http://www.smfg.co.jp/english/investor/financial/disclosure.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system. Holders of the Company’s American Depositary Receipts may request a hard copy of the Company’s complete audited financial statements free of charge through the Company’s website.

Attachment:

(Reference 1) Consolidated Financial Statements (IFRS)

(Reference 2) Reconciliation with Japanese GAAP

This document contains a summary of the Company’s consolidated financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board that was disclosed in its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 28, 2018. This document does not contain all of the information in the Form 20-F that may be important to you. You should read the entire Form 20-F carefully to obtain a comprehensive understanding of the Company’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of the Company and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

(Reference 1) Consolidated Financial Statements (IFRS)

Consolidated Statement of Financial Position

		(In millions)
	At March 31, 2017	At March 31, 2018
Assets:
Cash and deposits with banks	¥47,330,155	¥54,696,069
Call loans and bills bought	1,872,209	1,881,880
Reverse repurchase agreements and cash collateral on securities borrowed	8,924,385	8,491,703
Trading assets	3,776,671	3,169,123
Derivative financial instruments	4,063,982	3,885,271
Financial assets at fair value through profit or loss	1,599,093	1,547,672
Investment securities	19,073,937	20,495,075
Loans and advances	95,273,845	85,129,070
Investments in associates and joint ventures	675,704	730,414
Property, plant and equipment	2,686,055	1,510,132
Intangible assets	1,096,568	835,902
Other assets	4,321,724	4,043,908
Current tax assets	240,385	87,961
Deferred tax assets	81,961	19,436
Assets held for sale(1)	134,307	5,651,950

Total assets	¥191,150,981	¥192,175,566

Liabilities:
Deposits	¥130,295,290	¥128,461,527
Call money and bills sold	2,088,020	1,190,929
Repurchase agreements and cash collateral on securities lent	9,424,506	12,022,593
Trading liabilities	2,071,584	2,143,899
Derivative financial instruments	3,889,694	3,498,016
Borrowings	12,245,943	10,652,481
Debt securities in issue	11,165,623	10,569,117
Provisions	194,700	188,267
Other liabilities	7,461,101	6,882,740
Current tax liabilities	79,371	55,516
Deferred tax liabilities	320,201	397,741
Liabilities directly associated with the assets held for sale(1)	27,665	3,616,941

Total liabilities	179,263,698	179,679,767

Equity:
Capital stock	2,337,896	2,338,743
Capital surplus	864,052	863,505
Retained earnings	4,609,496	5,149,193
Other reserves	2,134,042	2,324,349
Treasury stock	(12,913)	(12,493)

Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	9,932,573	10,663,297
Non-controlling interests	1,505,001	1,232,980
Equity attributable to other equity instruments holders	449,709	599,522

Total equity	11,887,283	12,495,799

Total equity and liabilities	¥191,150,981	¥192,175,566

Consolidated Income Statement

	(In millions, except per share data)

	For the fiscal year ended March 31,

	2017	2018

Interest income	¥1,900,261	¥2,144,070

Interest expense	502,338	733,969

Net interest income	1,397,923	1,410,101

Fee and commission income	1,066,412	1,131,364

Fee and commission expense	181,573	178,867

Net fee and commission income	884,839	952,497

Net trading income	183,963	270,464

Net income (loss) from financial assets at fair value through profit or loss	2,018	(667)

Net investment income	305,327	424,097

Other income	573,825	755,855

Total operating income	3,347,895	3,812,347

Impairment charges on financial assets	212,967	136,808

Net operating income	3,134,928	3,675,539

General and administrative expenses	1,752,135	1,813,121

Other expenses	531,759	792,765

Operating expenses	2,283,894	2,605,886

Share of post-tax profit of associates and joint ventures	29,318	49,323

Profit before tax	880,352	1,118,976

Income tax expense	139,766	229,378

Net profit	¥740,586	¥889,598

Profit attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥627,870	¥759,998

Non-controlling interests	104,787	119,878

Other equity instruments holders	7,929	9,722

Earnings per share:

Basic	¥458.56	¥538.84

Diluted	458.18	538.43

Consolidated Statement of Comprehensive Income

	(In millions)

	For the fiscal year ended March 31,

	2017	2018
Net profit	¥740,586	¥ 889,598

Other comprehensive income:

Items that will not be reclassified to profit or loss:

Remeasurements of defined benefit plans:

Gains (losses) arising during the period, before tax	8,134	73,662

Share of other comprehensive income (loss) of associates and joint ventures	(462)	58

Income tax relating to items that will not be reclassified	(2,315)	(22,492)

Total items that will not be reclassified to profit or loss, net of tax	5,357	51,228

Items that may be reclassified subsequently to profit or loss:

Available-for-sale financial assets:

Gains (losses) arising during the period, before tax	371,438	582,435

Reclassification adjustments for (gains) losses included in net profit, before tax	(109,990)	(275,038)

Exchange differences on translating foreign operations:

Gains (losses) arising during the period, before tax	(24,063)	(75,409)

Reclassification adjustments for (gains) losses included in net profit, before tax	(4)	49

Share of other comprehensive income (loss) of associates and joint ventures	(21,140)	7,827

Income tax relating to items that may be reclassified	(80,074)	(96,246)

Total items that may be reclassified subsequently to profit or loss, net of tax	136,167	143,618

Other comprehensive income, net of tax	141,524	194,846

Total comprehensive income	¥882,110	¥1,084,444

Total comprehensive income attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥769,957	¥948,250

Non-controlling interests	104,224	126,472

Other equity instruments holders	7,929	9,722

(1)

“Assets held for sale” and “Liabilities directly associated with the assets held for sale” previously included in “Other assets” and “Other Liabilities”, respectively, were presented separately at March 31, 2018. The comparative amounts of the consolidated statement of financial position have been reclassified to conform to the current presentation.

(Reference 2) Reconciliation with Japanese GAAP

(In billions)

	At and for the fiscal year ended March 31, 2018

	Total equity	Net profit

IFRS	¥ 12,495.8	¥ 889.6

Differences arising from different accounting for:

1. Scope of consolidation	129.0	1.6

2. Derivative financial instruments	104.9	20.7

3. Investment securities	(355.7)	(68.8)

4. Loans and advances	61.2	33.5

5. Investments in associates and joint ventures	(61.8)	1.6

6. Property, plant and equipment	(11.4)	(1.0)

7. Lease accounting	3.5	0.5

8. Defined benefit plans	65.1	13.2

9. Deferred tax assets	(84.6)	(35.1)

10. Foreign currency translation	-	(12.7)

11. Classification of equity and liability	(603.5)	(14.1)

Others	(128.8)	15.4

Tax effect of the above	(0.8)	(6.1)

Japanese GAAP	¥ 11,612.9	¥ 838.3

A brief explanation of adjustments with significant impacts arising from differences in equity and/or net profit between Japanese GAAP and IFRS is provided below. For a more detailed explanation, please refer to “Item 5. Operating and Financial Review and Prospects – Reconciliation with Japanese GAAP” in the annual report on Form 20-F filed on June 28, 2018 (Eastern Daylight Time).

Scope of Consolidation (Item 1)

•

Under IFRS, the SMBC Group consolidates an entity when it “controls” the entity. In general, the SMBC Group considers that it controls an entity when it has the existing rights that give it the current ability to direct the operating and financing policies by owning more than half of the voting power, or by legal or contractual arrangements.

•

All types of entities, irrespective of their purpose or legal form, are consolidated under IFRS when the substance of the relationship between the entities and the SMBC Group indicates that the entities are controlled by the SMBC Group. Therefore certain entities such as securitization vehicles which are not consolidated under Japanese GAAP are consolidated under IFRS.

Derivative financial instruments (Item 2)

(Hedge accounting)

•

The SMBC Group applies hedge accounting under Japanese GAAP. However, the conditions for hedge accounting under IFRS are not fully the same as those under Japanese GAAP. The SMBC Group does not apply hedge accounting under IFRS except for hedge of net investments in foreign operations, and reversed the effects of hedge accounting under Japanese GAAP.

(Fair value measurement of derivative financial instruments)

•

Japanese GAAP and IFRS require Over-the-Counter (“OTC”) derivatives (non-exchange traded derivatives) to be measured at fair value. In principle, there is no significant difference in the definitions of fair value, but in practice there is diversity in the application of valuation techniques used for fair value under Japanese GAAP and IFRS. Therefore, to meet the requirements of fair value under IFRS, adjustments have been made to the fair values under Japanese GAAP to reflect credit risk adjustments for OTC derivatives.

Investment securities (Item 3)

(Fair value measurement of investment securities)

•

Under IFRS, available-for-sale financial assets (and financial assets at fair value through profit or loss) should be measured at fair value. The fair value of financial instruments where there is no quoted price in an active market is determined by using valuation techniques.

•

In addition, the fair values of certain financial instruments under Japanese GAAP have been adjusted in order to meet the requirements of fair value under IFRS. For example, the SMBC Group uses the last 1-month average of the closing transaction prices for the fair value measurement of available-for-sale financial assets (listed stocks) under Japanese GAAP, whereas closing spot prices are used under IFRS.

(Impairment of available-for-sale financial assets)

•

Under IFRS, the SMBC Group assesses whether there is objective evidence that available-for-sale financial assets are impaired. For available-for-sale equity instruments, objective evidence of impairment includes a significant or prolonged decline in the fair value below cost. Additionally, under Japanese GAAP, the SMBC Group reverses impairment losses recognized in a previous interim period, whereas the reversal of the impairment losses on equity instruments is not allowed under IFRS.

Loans and advances (Item 4)

(Impairment of loans and advances)

•

Under Japanese GAAP, the reserve for possible loan losses for specifically identified significant loans is calculated by using the discounted cash flow (“DCF”) method, which is based on the present value of reasonably estimated cash flows discounted at the original contractual interest rate of the loan. Under IFRS, the allowance for loan losses for individually significant impaired loans is calculated by using the DCF method based on the best estimate of cash flows discounted at the original effective interest rate. In addition, the scope of the loans that are subject to the DCF method under IFRS is wider than that under Japanese GAAP.

•

Under IFRS, the allowance for loan losses for the remaining loans is collectively calculated by homogeneous group using statistical methods based on the historical loss experience and incorporating the effect of the time value of money. A qualitative analysis based on related economic factors is then performed to reflect the current conditions at the end of the reporting period. Under IFRS, the allowance for the non-impaired loan losses is calculated as incurred but not yet identified losses for the period between the impairment occurring and the loss being identified, although the allowance under Japanese GAAP is calculated based on the expected losses.

(Loan origination fees and costs)

•

Under IFRS, loan origination fees and costs that are incremental and directly attributable to the origination of a loan are deferred and thus, included in the calculation of the effective interest rate.

Deferred tax assets (Item 9)

•

Under IFRS, deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. For example, deferred tax assets for deductible temporary differences relating to impairment of financial instruments of which the timing of the reversal is difficult to estimate cannot be recognized under Japanese GAAP, whereas they can be recognized under IFRS to the extent that it is probable that future taxable profit will be available.

Classification of equity and liability (Item 11)

•

Under IFRS, a financial instrument or its component parts are classified as equity instruments or financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities and equity instruments. A financial instrument is classified as a financial liability if there is a contractual obligation to deliver cash or another financial asset other than a fixed number of equity shares in exchange for a fixed amount of cash or another financial asset. In the absence of such a contractual obligation, the financial instrument is classified as an equity instrument.